RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

After the failure to achieve a quorum of shareholders on the original meeting date of February 4, 2005 and reconvened meetings held on February 25, 2005 and March 1, 2005, the Board of Directors concluded that a quorum of shareholders was not likely to be achieved at its 2005 Annual Meeting of Shareholders (the "Meeting") and therefore the Meeting was not reconvened. At the rescheduled Meeting held on March 1, 2005, holders of less than 36% of the Funds shares were represented in person or by proxy, while a quorum consists of a majority of the Funds outstanding shares of common stock.

As a consequence of the lack of a quorum, Martin M. Torino, a nominee for election at the Meeting, pursuant to Maryland law, will remain as a Class I director of the Fund until the 2006 annual meeting of shareholders and until his successor is elected and qualifies. William W. Priest, Jr, the Funds other nominee for election at the Meeting, resigned from the Board. The Board also voted to increase the size of the Board from five to six directors and, upon the recommendation of its Nominating Committee, approved the election of Messrs. Walter Eberstadt and Phillip Goldstein
(who had nominated himself for election as a director at the 'Meeting) to each serve as a director of the Fund until the 2006 annual meeting of shareholders and until his successor is elected and qualifies. Mr. Eberstadt has been elected as a Class I director and Mr. Goldstein has been elected as a Class II director. Mr. Eberstadt is a Limited Managing Partner in Lazard Freres & Co. and has been associated with Lazard Freres & Co. since 1969. Mr. Goldstein is the investment adviser to Opportunity Partners L.P., an activist-orientated private investment fund, and other clients since 1992. Mr. Goldstein has also been a director of Brantley Capital Corporation since 2002 and of The Mexico Equity and Income Fund since 1999.